P.O. Box 2600

Valley Forge, PA 19482-2600

610-669-9296

anthony_coletta@vanguard.com

April 25, 2018

     via electronic filing

Ms. Lisa Larkin

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:      Vanguard Variable Insurance Funds (the “Trust”)

File No. 33-32216

Post-Effective Amendment No. 86 – Real Estate Index Portfolio

Dear Ms. Larkin,

This letter responds to comments that you provided to us by telephone on March 8, 2018, regarding the above-referenced post-effective amendment. Each comment is summarized below, followed by the response to the comment.

Comment 1:    Prospectus – Principal Risks

Comment:        In the Principal Risks section, consider adding tracking error risk and passive investment risk to the extent they are not already included.

Response:        We have added a section entitled “Investing in Index Funds” that we believe provides investors with relevant information about index investing and passive investment strategies generally. For example, this section clearly states that an index fund generally does not perform exactly like its target index and that since market indexes do not have operating expenses and transaction costs, they will usually have a slight performance advantage over funds that track them. We also note that the Glossary of Investment Terms contains definitions of “Indexing” and “Tracking Error.”

Comment 2:    Prospectus – More on the Portfolio

Comment:        Other Vanguard index funds typically include a section called “Investing in Index Funds” but the Real Estate Index Portfolio does not. Please explain if the section was intentionally omitted and why.

Response:        We have included the relevant section.

Comment 3:    Prospectus – Security Selection

Comment:        On page 10, the last paragraph focuses on REITs whereas the new benchmark index includes REITs and other real estate-related investments. Please add disclosure that further explains what is meant by “other real estate-related investments.”

Response:        We have revised the sentence to state: “In line with the Index, the Portfolio invests in equity REITs, and other real estate-related investments, including but not limited to specialized REITs, and real estate management and development companies.”

Comment 4:    Prospectus – Security Selection

Comment:        Please explain supplementally how the adviser and/or the index determines the criteria for what is considered an “other real estate-related investment.”

Response:        The adviser invests in real estate-related investments, which is determined by the new index for the Fund, the MSCI US Investable Market Real Estate 25/50 Index.  This index contains all the securities in the Real Estate sector as per the Global Industry Classification Standard (or GICS).  The Fund seeks to track the index, which will include various types of specialized REITs (except mortgage REITs) and other types of real estate companies that currently include real estate management and development companies.  The “real estate-related investment” seeks to include securities that may be included in the GICS Real Estate sector and therefore in the index for the Fund.

Comment 5:    Prospectus – Security Selection

Comment:        On page 11 in the Portfolio Allocation by REIT type table, please explain what the REIT type “Diversified” means.

Response:        “Diversified” refers to REITs that either own and/or manage a mix of property types.  For example, there may be REITs that own retail and office properties, which would be in the Diversified REIT category.

Please contact me at (610) 669-9296 with any questions or comments regarding the above responses. Thank you.

Sincerely,

/s/Anthony V. Coletta Jr.

Anthony V. Coletta Jr.

Associate Counsel

The Vanguard Group, Inc.